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          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Effective as of January 1, 1989, we have amended your certificate issued under Group Annuity Contract AC 5904 as follows:

1. On the first page, in the section entitled "Available Investment Accounts", the term "Harmony Investment Trust" is replaced by "Prism Investment Trust".

2.     SECTION 1.03 SALARY REDUCTION AGREEMENT is replaced by the following:
       SECTION 1.03 SALARY REDUCTION AGREEMENT

   The term "Salary Reduction Agreement" means (i) an agreement between an Employer and an employee of the Employer with the meaning of Section 1.403(b)-1(b)(3) of the Federal income tax regulations, under which the employee agrees to accept a reduction in salary or to forego an increase in salary and to have such amounts applied under the contract for the employee's behalf or (ii) any program or arrangement (other than by use of agreements described above) pursuant to which an Employer makes contributions to the purchase of annuity meeting the requirements of
   Section 403(b) of the Code.

3.     SECTION 1.04 ANNUITY is replaced by the following:

   SECTION 1.04 ANNUITY

   The term "Annuity" means an annuity purchased in accordance with the terms of a Salary Reduction Agreement, Plan or program, which annuity meets the requirements of Section 403(b) of the Code.

4.     SECTION 1.05 PARTICIPANT is replaced by the following:

   SECTION 1.05 PARTICIPANT

   The term "Participant" means a person who has been enrolled by the Equitable under the Contract through an Administrative Agreement and for whom the Employer has purchased an annuity under the Contract. An Annuity is purchased for a person enrolled under the Contract when we receive an initial Contribution from the Employer.

5.     SECTION 1.06 ADMINISTRATIVE AGREEMENT is replaced by the following:

   SECTION 1.06 ADMINISTRATIVE AGREEMENT

   The term "Administrative Agreement" means a written understanding between the Employer and Equitable which, among other things, may describe,

   (i) procedures for facilitating the enrollment of Participants under the Contract.

   (ii) procedures pursuant to which Contributions may be made under the Contract on behalf of Participants.

   (iii) procedures for facilitating the communication to Particpiants of information prepared by Equitable concerning the Contract and enrollment and Contributions, thereunder, and

   (iv) the extent to which the Employer will perform any services in connection with the Contract which would otherwise be performed by Equitable.

6. With respect to SECTION 1.08 DEFINITIONS RELATING TO THE GUARANTEED RATE ACCOUNT, the terms "contribution" and "contributions" are replaced by "Contribution" and "Contributions", respectively.

7. With respect to SECTION 1.08 DEFINITIONS RELATING TO THE GUARANTEED RATE ACCOUNT, the term "Guarantee Accrued Value" is replaced by "Accrued Value".

8. With respect to SECTION 1.08 DEFINITIONS RELATING TO THE GUARANTEED RATE ACCOUNT, the paragraph entitled "ACCRUED VALUE" is replaced by the following:

   ACCRUED VALUE: A Participant's Accrued Value with respect to a particular Guarantee will be equal to the sum of that Participant's Contributions assigned to that Guarantee, including transfers, plus the amount of interest credited to that Guarantee, including transfers, plus the amount of interest credited with respect to that Guarantee, minus the sum of the withdrawals made with respectto that Guarantee, including transfers and Withdrawal Charges, defined below, and any applicable Participant Service Charges, as set forth in Section 3.08. Such Accrued Value will be credited with interest daily at an annual effective rate of interest equal to the Guarantee Rate.
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9.     The following new sections are added to the certificate:

   SECTION 1.12 CONTRIBUTION

   The term "Contribution" means a payment made to Equitable for a Participant with respect to an Annuity purchased for such Participant under the Contract.

   SECTION 1.13 ELECTIVE DEFERRALS

   The "Elective Deferrals" means Contributions made pursuant to a Salary Reduction Agreement. All references to Contributions in this certificate include Elective Deferrals. The total amount of Elective Deferrals under the Plan and all other plans, contracts or arrangements of the Employer for any calendar year may not exceed the amount of the limitation in effect under Section 402(g)(1) of the Code. Equitable is not responsible for compliance with Section 402(g)(1) of the Code.

10. With respect to SECTION 3.01 ACCOUNTS, the second paragraph is replaced by the following:

   Any amounts withdrawn from an Investment Account will no longer be part of the General Account or the applicable Investment Division and upon such withdrawal, and Equitable will be released from any liability for payments with respect to the Contributions from which the amounts so withdrawn arose. Such payments may be deferred by Equitable in accordance with the provisions of Section 5.06.

11. With respect to SECTION 3.03 CONTRIBUTIONS, the terms "contribution" and "contributions" are replaced by "Contribution" and "Contributions", respectively.

12. With respect to SECTION 3.03 CONTRIBUTIONS, the term "Internal Revenue Code" is replaced by "Code".

13. With respect to SECTION 3.04 ALLOCATIONS, the terms "contribution" and "contributions" are replaced by "Contribution" and "Contributions", respectively.

14. With respect to SECTION 3.04 ALLOCATIONS, the term "Money Market Investment Account" is replaced by "Money Market Investment Division".

15.    The following paragraphs are added after the first paragraph of
       SECTION 3.06 PARTIAL WITHDRAWALS:

   Notwithstanding anything to the contrary in this section, in accordance with Section 403(b)(11) of the Code, a Participant may not make a withdrawal of amounts attributable to (1) Elective Deferrals, including earnings thereon, made on or after January 1, 1989, or (2) earnings credited on or after January 1, 1989, on Contributions made prior to January 1, 1989. Distributions of these restricted amounts may be made only when the Participant attains age 59 1/2, separates from service, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code) or in the case of hardship, as defined by the Plan or Salary Reduction Agreement. However, in the case of hardship, only amounts attributable to Elective Deferrals, excluding earnings, may be withdrawn.

   For any request for withdrawal which includes amounts attributable to Elective Deferrals, including earnings thereon, contributed on or after January 1, 1989, if the Participant does not satisfy any of the conditions referred to above, the Participant will be given the option of modifying the withdrawal request to exclude such amounts. If the Participant does not modify the withdrawal request, Equitable will exercise its right to terminate participation under the Contract pursuant to Section 5.10.

16.    The following sentence is added to SECTION 5.10 DISQUALIFICATION:

   In the event that the Participant makes a partial withdrawal from the Investment Divisions of restricted amounts described in Section 3.06 for reasons other than those described in Section 3.06, Equitable shall terminate participation with respect to that Participant under the Contract and pay to such Participant the sum of the Cash Value of the Participant's Guaranteed Rate Account and the Account Balances of the Participant's other Investment Accounts, less a deduction for any applicable Participant Service Charge and for the appropriate part attributable to such Participant of any Federal income tax payable by Equitable which would not have been payable if such Participant had an Annuity under the Contract.

           SPECIMEN          Vice President        SPECIMEN          President
                             and Secretary